Schedule 13G


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Under the Securities Exchange Act of 1934
(Amendment No. )*


Global Payment Technologies, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

379365-10-9
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(CUSIP Number)

December 31, 2005
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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Schedule 13G

CUSIP NO. 379365-10-9
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1. Names of Reporting Persons. Sterne Agee & Leach Group, Inc.

I.R.S. Identification Nos. of above persons (entities only).
 63-1175904
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ..X........................................................
(b) ...........................................................


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3. SEC Use Only


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4. Citizenship or Place of Organization
State of Delaware
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Number of	      5. Sole Voting Power:  None
Shares ------------------------------------------------------------
Beneficially	6. Shared Voting Power:  None
Owned by ------------------------------------------------------------
Each		      7. Sole Dispositive Power:  418,534
Reporting ------------------------------------------------------------
Person With	      8. Shared Dispositive Power:  None

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9. Aggregate Amount Beneficially Owned by Each Reporting Person 418,534

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

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11. Percent of Class Represented by Amount in Row (9) 7%
   (6,218,201 outstanding shares as of 12/09/05 per issuers 10K filing)
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12. Type of Reporting Person (See Instructions) HC
     Parent Holding Company/Control Person
.................................................................................

.................................................................................

.................................................................................

.................................................................................

ITEM 1.

(a) The name of the issuer is Global Payment Technologies, Inc. (the "Corporation").

(b) The Corporation's executive office is located at 425 Oser Avenue, Hauppauge, New York 11788.

ITEM 2.

(a) The person filing this statement is Sterne Agee & Leach, Group, Inc. Filing as parent company on behalf of Sterne Agee & Leach, Inc., dually registered broker-dealer and investment adviser.

(b) Sterne Agee & Leach Group, Inc. is located at 800 Shades Creek Parkway, Suite 700, Birmingham, AL 35209.

(c) Sterne Agee & Leach, Group, Inc. was organized under laws of Delaware.

(d) None (not applicable)

(e) Not applicable.

ITEM 3.

(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

ITEM 4.

(a) Sterne Agee & Leach Group, Inc. is the beneficial owner of 418,534 shares of the issuer, Global Payment Technologies, Inc.

(b) The amount of shares beneficially owned by Sterne Agee & Leach Group, Inc. is 7 percent of the total outstanding shares of the security.

(c) (i)   None.

    (ii)  None.

    (iii) 418,534

    (iv)  None.


ITEM 5.

Not applicable

ITEM 6.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

Sterne Agee & Leach, Inc. Capital Management - IA (SEC# 801-60617)

ITEM 8.
Subsidiary Name (Type of reporting person) (Subsidiary Identification)
Sterne Agee & Leach, Inc. (BD)			     (BD# 0791)
Sterne Agee Financial Services, Inc. (BD)            (BD# 18456)
Sterne Agee & Leach, Inc. Capital Management (IA)    (SEC# 801-60617)
Sterne Agee Investment Advisors, Inc. (IA)           (SEC# 801-63297)
Sterne Agee Asset Management, Inc. (IA)              (SEC# 801-32478)
The Trust Company of Sterne, Agee & Leach, Inc. (SA) (CIK# 0001134279)

ITEM 9.

Not applicable.

ITEM 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

February 13, 2006
_________________
Date

By /s/ F. Eugene Woodham

_______________________________________
F. Eugene Woodham
CEO